UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            HARKEN ENERGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  412 552 10 1
                                 (CUSIP Number)

                               Michael J. Parsons
                          Momentum Operating Co., Inc.
                                 232 South Main
                               Albany, Texas 76430
                                 (915) 762-3331
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 AUGUST 19, 1996
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.: 412 552 10 1

     1      NAME OF REPORTING PERSON
             S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

            Momentum Operating Co., Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                    N/A                                                   (b)[ ]

     3      SEC USE ONLY

     4      SOURCE OF FUNDS*
                    OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]
                    N/A

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Texas

      NUMBER OF           7     SOLE VOTING POWER
        SHARES                  4,421,800 shares of Common Stock, $.01 par value
     BENEFICIALLY               per share, of Harken Energy Corporation
       OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING                          -0-
        PERSON
         WITH             9     SOLE DISPOSITIVE POWER
                                4,421,800 shares of Common Stock, $.01 par value per share, of Harken Energy Corporation

                         10     SHARED DISPOSITIVE POWER
                                         -0-

    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,800 shares of Common Stock, $.01 par value per share, of Harken Energy Corporation

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
           SHARES*
                   N/A

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.8% of the Common Stock of Harken Energy Corporation

    14     TYPE OF REPORTING PERSON*
                   CO

        Capitalized terms that are used herein and are defined in the Schedule 13D of Momentum Operating Co., Inc. filed on July 18, 1996 (the "Initial
Schedule 13D") have the meanings ascribed to them in the Initial Schedule 13D.

Item 5.  Interest In Securities of the Issuer.

        The information furnished under this Item in the Initial Schedule 13D is, as a result of a disposal of shares of Common Stock made by Momentum on August 19, 1996, hereby amended by the deletion of the first sentence and the insertion in its place of the following:

        As of August 19, 1996, Momentum beneficially owned and had the power to vote and dispose of shares of Common Stock representing approximately 4.8% of the shares of Common Stock outstanding (based on 92,145,796 shares of Common Stock reported in Form S-3 filed on August 6, 1996). Therefore, Momentum is no longer a person subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with regards to the Common Stock.

Signature.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 26, 1996                                    MOMENTUM OPERATING CO., INC.

                                                   By: /s/ MICHAEL J. PARSONS
                                                           Michael J. Parsons
                                                           President